Deutsche Bank AG
Taunusanlage 12, D-60325
Frankfurt am Main
Federal Republic of Germany



Jeffrey A. Ruiz
Vice President
Telephone: (212) 250-3667


                                   January 26, 2005

Securities and Exchange Commission
SEC Document Control
450 Fifth Street, N.W.
Washington, DC  20549
Attn:  Filing Desk


Dear Sir or Madame:

         Re:  Filing of Schedule 13G - Biomed Realty Trust



Pursuant to Rule 13d-1 of the Securities Exchange Act of 1934, attached is one copy of Schedule 13G with respect to the common stock of the above referenced corporation.

Please acknowledge your receipt of the Schedule 13G by return e-mail confirmation.

                                   Sincerely,



                                   Jeffrey A. Ruiz









Enclosures

                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                 SCHEDULE 13G
                               (Amendment No.1)

                   Under the Securities Exchange Act of 1934

                              Biomed Realty Trust
                  _______________________________________
                                NAME OF ISSUER:


                                 Common Stock
                  _______________________________________
                         TITLE OF CLASS OF SECURITIES

                                  09063H107
                  _______________________________________
                                 CUSIP NUMBER


                               December 31, 2004
                  _______________________________________
          (Date of Event Which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

                          [X]  Rule 13d-1(b)

                          [ ]  Rule 13d-1(c)

                          [ ]  Rule 13d-1(d)

1.  NAME OF REPORTING PERSONS
    S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

         Deutsche Bank AG*

2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
         (A)  [ ]
         (B)  [ ]

3.  SEC USE ONLY

4.  CITIZENSHIP OR PLACE OF ORGANIZATION

    Federal Republic of Germany

NUMBER OF         5.       SOLE VOTING POWER
SHARES                     3,051,450
BENEFICIALLY      6.       SHARED VOTING POWER
OWNED BY                   0
EACH              7.       SOLE DISPOSITIVE POWER
REPORTING                  3,051,450
PERSON WITH       8.       SHARED DISPOSITIVE POWER


9.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    3,051,450

10. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES CERTAIN SHARES
      [  ]

11. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

    9.72%

12. TYPE OF REPORTING PERSON

    HC, CO



     * In accordance with Securities Exchange Act Release No. 39538
       (January 12, 1998), this amended filing reflects the securities beneficially owned by the Private Clients and Asset Management business group ("PCAM") of Deutsche Bank AG and its subsidiaries and affiliates (collectively, "DBAG"). This filing does not reflect securities, if any, beneficially owned by any other business group of DBAG. Consistent with Rule 13d-4 under the Securities Exchange Act of 1934 ("Act"), this filing shall not be construed as an admission that PCAM is, for purposes of Section 13(d) under the Act, the beneficial owner of any securities covered by the filing.

1.  NAME OF REPORTING PERSONS
    S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

         RREEF America, L.L.C.

2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

         (A)  [  ]
         (B)  [  ]


3.  SEC USE ONLY


4.  CITIZENSHIP OR PLACE OF ORGANIZATION

    Delaware

NUMBER OF         5.       SOLE VOTING POWER
SHARES                     3,041,150
BENEFICIALLY      6.       SHARED VOTING POWER
OWNED BY
EACH              7.       SOLE DISPOSITIVE POWER
REPORTING                  3,041,150
PERSON WITH       8.       SHARED DISPOSITIVE POWER


9.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    3,041,150

10. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES CERTAIN SHARES
      [  ]

11. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

    9.69%

12. TYPE OF REPORTING PERSON

    IA, CO

1.  NAME OF REPORTING PERSONS
    S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

         Deutsche Bank Trust Company Americas

2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

         (A)  [  ]
         (B)  [  ]


3.  SEC USE ONLY


4.  CITIZENSHIP OR PLACE OF ORGANIZATION

    Delaware

NUMBER OF         5.       SOLE VOTING POWER
SHARES                     10,300
BENEFICIALLY      6.       SHARED VOTING POWER
OWNED BY
EACH              7.       SOLE DISPOSITIVE POWER
REPORTING                  10,300
PERSON WITH       8.       SHARED DISPOSITIVE POWER


9.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    10,300

10. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES CERTAIN SHARES
      [  ]

11. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

    0.03%

12. TYPE OF REPORTING PERSON

         BK, CO

Item 1(a).    Name of Issuer:

              Biomed Realty Trust Inc.  (the "Issuer")

Item 1(b).    Address of Issuer's Principal Executive Offices:

              17140 BERNARDO CENTER DRIVE SUITE 195 SAN DIEGO CA 92128

Item 2(a).    Name of Person Filing:

              This statement is filed on behalf of Deutsche Bank AG, ("Reporting Person").

Item 2(b).    Address of Principal Business Office or, if none, Residence:

                   Taunusanlage 12, D-60325
                   Frankfurt am Main
                   Federal Republic of Germany

Item 2(c).    Citizenship:

              The citizenship of the Reporting Person is set forth on the cover page.

Item 2(d).    Title of Class of Securities:

              The title of the securities is common stock, ("Common Stock").

Item 2(e).    CUSIP Number:

              The CUSIP number of the Common Stock is set forth on the cover page.

Item 3.       If this statement is filed pursuant to Rules 13d-1(b), or

              13d-2(b) or (c), check whether the person filing is a:

              (a)  [ ]  Broker or dealer registered under section 15 of the Act;

              (b)  [X]  Bank as defined in section 3(a)(6) of the Act;

                        Deutsche Bank Trust Company Americas

              (c)  [ ]  Insurance Company as defined in section 3(a)(19)
                        of the Act;

              (d)  [ ]  Investment Company registered under section 8 of the Investment Company Act of 1940;

              (e)  [X]  An investment adviser in accordance with Rule
                        13d-1(b)(1)(ii)(E);

                        RREEF America, L.L.C.

              (f)  [ ]  An employee benefit plan, or endowment fund in
                        accordance with Rule 13d-1 (b)(1)(ii)(F);

              (g)  [X]  parent holding company or control person in
                        accordance with Rule 13d-1 (b)(1)(ii)(G);

                        Deutsche Bank AG

              (h)  [ ]  A savings association as defined in section 3(b)
                        of the Federal Deposit Insurance Act;

              (i)  [ ]  A church plan that is excluded from the
                        definition of an investment company under
                        section 3(c)(14) of the Investment Company Act of 1940;

              (j)  [ ]  Group, in accordance with Rule 13d-1 (b)(1)(ii)(J).


Item 4.       Ownership.

              (a)  Amount beneficially owned:

                   The Reporting Person owns the amount of the Common Stock as set forth on the cover page.

              (b)  Percent of class:

                   The Reporting Person owns the percentage of the Common Stock as set forth on the cover page.

              (c)  Number of shares as to which such person has:


                  (i)   sole power to vote or to direct the vote:

                        The Reporting Person has the sole power to vote or direct the vote of the Common Stock as set forth on the cover page.

                  (ii)  shared power to vote or to direct the vote:

                        The Reporting Person has the shared power to vote or direct the vote of the Common Stock as set forth on the cover page.

                  (iii) sole power to dispose or to direct the disposition of:

                        The Reporting Person has the sole power to dispose or direct the disposition of the Common Stock as set forth on the cover page.

                  (iv)  shared power to dispose or to direct the disposition of:

                        The Reporting Person has the shared power to dispose or direct the disposition of the Common Stock as set forth on the cover page.

Item 5.     Ownership of Five Percent or Less of a Class.

            Not applicable.


Item 6.     Ownership of More than Five Percent on Behalf of Another Person.

            Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

                  Subsidiary                           Item 3 Classification

            RREEF America, L.L.C.                        Investment Advisor

            Deutsche Bank Trust Company Americas                Bank

Item 8.     Identification and Classification of Members of the Group.

            Not applicable.

Item 9.     Notice of Dissolution of Group.

            Not applicable.

Item 10.    Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                              SIGNATURE

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: 1/26/05


                              DEUTSCHE BANK AG


                              By: /s/ Jeffrey A. Ruiz
                              Name: Jeffrey A. Ruiz
                              Title: Vice President

                              By: /s/ Pasquale Antolino
                              Name: Pasquale Antolino
                              Title: Associate

                              SIGNATURE

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: 1/26/05


                              RREEF America, L.L.C.

                              By: /s/ Mark Zeisloft
                              Name: Mark Zeisloft
                              Title:  Vice President

                              SIGNATURE

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: 1/26/05


                              Deutsche Bank Trust Company Americas

                              By: /s/ Jeffrey A. Ruiz
                              Name: Jeffrey A. Ruiz
                              Title:  Vice President